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April 9, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:		Lyn Shenk
Jeffrey Sears

	Re:	Telenav, Inc.
Form 10-K for Fiscal Year Ended June 30, 2012
Filed September 7, 2012
Form 10-Q for Fiscal Quarter Ended December 31, 2012
Filed February 8, 2013
File No. 001-34720

Ladies and Gentlemen:

On behalf of Telenav, Inc. (“Telenav”), we have orally requested that the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provide TeleNav with an extension of time to respond to the comments of the Staff contained in the letter dated March 19, 2013 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K for fiscal year ended June 30, 2012 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for fiscal quarter ended December 31, 2012 (the “Form 10-Q”).

Pursuant to a telephone discussion with Jeffrey Sears of the Staff, I understand that the Staff has granted TeleNav an extension until May 3, 2013 in order to enable TeleNav to respond in connection with its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013. TeleNav has advised me that it expects to respond to the Comment Letter on or before May 3, 2013.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    NEW YORK    PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

Re: Telenav, Inc.

April 9, 2013

Should the Staff have any additional comments or questions, please contact me at (650) 320-4509.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	Michael W. Strambi
Loren E. Hillberg, Esq.